Exhibit 99.1

For Immediate Release

RRSAT TO PARTICIPATE AT THE BENCHMARK ONE-ON-ONE
INVESTOR CONFERENCE ON DECEMBER 11, 2013

Airport City Business Park, Israel --Marketwired – November 26, 2013 - RRsat Global Communications Network Ltd. (RRST), a leading provider of comprehensive digital content management and global content distribution services to the broadcasting industry, announced today that Avi Cohen, Chief Executive Officer, and Shmulik Koren, Chief Financial Officer will participate at the Benchmark One-on-One Investor Conference on Wednesday, December 11, 2013 at The Palmer House Hotel in Chicago.

The company will meet with investors throughout the day in a series of one-on-one and small group meetings. Investors interested in attending the conference should contact a representative of The Benchmark Company, LLC to schedule a meeting.

About RRsat
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, digital content preparation and management, as well as content distribution services to the rapidly expanding broadcasting industry, covering more than 150 countries. Through its Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global content distribution 24 by 7 services to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide.  In addition, the company offers worldwide content management and distribution services for sports, news and other live events. More  than  130  channels  use  RRsat’s advanced  production and playout  centers, comprising  of comprehensive  media  asset  management services. Visit the company's website www.rrsat.com.

Company Contact Information: Shmulik Koren, CFO Tel: +972 3 928 0777 Email: investors@rrsat.com	Investor Relations Contacts: Brett Maas, Hayden IR Tel: 646-536-7331 brett@haydenir.com or Miri Segal-Scharia MS-IR LLC Tel: 917-607-8654 msegal@ms-ir.com